EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2007	2006	2005	2004	2003
Debt	$542,549	$455,137	$400,915	$339,395	$287,454
Equity	172,423	169,628	166,354	170,461	162,116
Debt to equity	3.15	2.68	2.41	1.99	1.77